Exhibit 1

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS, HELD ON JANUARY 18, 2012.

I. DATE, TIME AND PLACE: January 18, 2012, at 11:30 a.m., at Rua Humberto de Campos, No. 425 – 8th floor, Leblon, in the City and State of Rio de Janeiro.

II. CALL NOTICE: Individual messages were sent to the Board Members on January 6, 2012.

III. QUORUM AND ATTENDANCE: A majority of the Board Members were in attendance and signed below. Also in attendance were Alex Waldemar Zornig, Sergio José Aguiar Teixeira Junior and Daniella Geszikter Ventura (representatives of the Company), as well as Allan Kardec de Melo Ferreira and Leopoldo Schneider (representatives of the Company’s Fiscal Council). Also in attendance were the representatives of Apsis Consultoria Empresarial Ltda. (Antonio Nicolau and Luiz Paulo Cesar Silveira) and representatives of the independent auditor (Marco Antonio Brandão Simurro, Marcelo Salvador and Otavio Ramos Pereira).

IV. CHAIR: Chairman – José Mauro Mettrau Carneiro da Cunha, and Secretary – Daniella Geszikter Ventura.

V. AGENDA AND RESOLUTIONS: The meeting having been established and initiated, the Board Members elected Daniella Geszikter Ventura as secretary of the meeting. The Chairman of the Board, José Mauro Mettrau Carneiro da Cunha, gave the floor to Alex Waldemar Zornig, who clarified that, with respect to the only item of the Agenda, in the analysis of the documentation prepared for the purpose of registering the Corporate Reorganization involving the Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and the Company, the U.S. Securities and Exchange Commission returned comments regarding the method of accounting the gain arising from the acquisition of the Company shown in its unaudited pro-forma financial statements, on the reference date of June 30, 2011, which resulted in adjustments to the pro-forma book value Valuation Report of Coari and the Valuation Report of Net Equity at Market Prices of Coari and the Company, as well as to the pro-forma book value Valuation Report of TNL and the Valuation Report of Net Equity at Market Prices of TNL and the Company. After examining the information and material submitted, the Board Members in attendance unanimously resolved to:

(i)	approve the new book value and net equity at market prices reports referring to the Mergers of Coari and TNL, prepared by Apsis Consultoria Empresarial Ltda., located at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ Registry under No. 27.281.922/0001-70 (“Apsis”). Copies of such reports are attached to the minutes of this Meeting;

(ii)	approve the following documents, including all of their amendments and changes therein, (i) First Amendment to the Protocol of Merger and Instrument of Justification between Brasil Telecom S.A. and Coari Participações S.A.; and (ii) First Amendment to the Protocol of Merger and Instrument of Justification between Brasil Telecom S.A. and Tele Norte Leste Participações S.A.; with the ratification of all the other terms of the original protocols unaltered by the referred to amendments herein approved. Copies of the Amendments to the Protocols and Justifications approved herein are attached to the minutes of this Meeting;

(iii)	submit the Amendments to the Protocols and Justifications, as well as the new valuation reports approved in item (i) above, to the General Shareholders’ Meeting of the Company, along with other previously approved documents relating to the Corporate Reorganization; and

(iv)	authorize the Company’s Executive Officers to take all necessary steps to execute the Amendments to the Protocols and Justifications of Mergers of TNL and Coari into the Company and other measures necessary for the implementation of the Corporate Reorganization.

VI. CLOSING: With nothing further to discuss, the Chairman adjourned the Meeting and these minutes were drafted, read and approved and signed by all of the Board Members in attendance and by the Secretary of the Meeting: José Mauro Mettrau Carneiro da Cunha – Chairman of the Meeting and of the Board of Directors; João de Deus Pinheiro de Macêdo – Vice-President of the Board of Directors; Francis James Leahy Meaney; and Daniella Geszikter Ventura – Secretary of the Meeting.

I certify that this is an accurate copy of the minutes recorded in the Company’s own books.

Rio de Janeiro, January 18, 2012.

Daniella Geszikter Ventura

Secretary

BRASIL TELECOM S.A.

Minutes of the Meeting of the Board of Directors

Held on January 18, 2012